UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2) *



                                  Hemet Bancorp
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  42352 P 10 0
                                 (CUSIP Number)

                                 James B. Jaqua
                              3715 Sunnyside Drive
                               Riverside, CA 92506
                               Tel: (909)-784-5771
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                    Copy to:

                                  Daniel B. Eng
                              Bartel Eng & Schroder
                          300 Capitol Mall, Suite 1100
                          Sacramento, California 95814
                               Tel: (916)-442-0400
                               Fax: (916)-442-3442

                                  July 31, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  42352 P 10 0                                            Page 2 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         James B. Jaqua


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)


3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF


5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States


NUMBER OF SHARES          7.       SOLE VOTING POWER:                  14,966(1)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:               152,948(2)

                          9.       SOLE DISPOSITIVE POWER:             14,966(1)

                          10.      SHARED DISPOSITIVE POWER:          152,948(2)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         167,914(1)(2)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   20.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN


1    Includes  options to acquire  1,200  shares  within 60 days.

2 Represents 146,981 shares owned by the Jaqua Trust dated November 8, 1989, of which James B. Jaqua is a trustee and 5,967 shares owned by the M. Susan Jaqua IRA, Mr. Jaqua's spouse.

CUSIP No.  42352P 10 0                                             Page 3 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marilyn Susanne Jaqua


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)


3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):       PF


5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States


NUMBER OF SHARES          7.       SOLE VOTING POWER:                   5,967(1)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:               161,947(2)

                          9.       SOLE DISPOSITIVE POWER:              5,967(1)

                          10.      SHARED DISPOSITIVE POWER:          161,947(2)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   167,914

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   20.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

(1)  Represents 5,967 owned by the M. Susan Jaqua IRA.

(2) Represents 146,981 shares owned by the Jaqua Trust dated November 8, 1989, of which Marilyn Susanne Jaqua is a trustee and 8,993 shares owned by James
     B. Jaqua IRA and 4,773 shares and options to purchase 1,200 shares owned by James B. Jaqua, Ms. Jaqua's spouse.

CUSIP No.  42352P 10 0                                             Page 4 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Jaqua Trust dated November 8, 1989


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       California

NUMBER OF SHARES          7.       SOLE VOTING POWER:                    146,981
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                    0

                          9.       SOLE DISPOSITIVE POWER:               146,981

                          10.      SHARED DISPOSITIVE POWER:               0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         146,981 Shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           18.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO

CUSIP No.  42352 P 10 0                                            Page 5 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J and G Revocable Trust dated May 2, 1989

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       California

NUMBER OF SHARES          7.       SOLE VOTING POWER:             98,151 Shares
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:               0

                          9.       SOLE DISPOSITIVE POWER:        98,151 Shares

                          10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         98,151 Shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            12.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO

CUSIP No.  42352 P 10 0                                            Page 6 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jack E. Gosch*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                      0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                 108,116*

                          9.       SOLE DISPOSITIVE POWER:                 0

                          10.      SHARED DISPOSITIVE POWER:            108,116*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         108,116*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     13.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

     * Jack E. Gosch is a trustee and beneficiary of the J and G Revocable Trust, and is also a trustee of the Jack Gosch Ford, Inc. Retirement Plan and Trust.

CUSIP No.  42352 P 10 0                                            Page 7 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gwyneth A. Gosch*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                    0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:               108,116(1)


                          9.       SOLE DISPOSITIVE POWER:               0


                          10.      SHARED DISPOSITIVE POWER:          108,116(1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         108,116(1)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        13.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

     *Gwyneth A. Gosch is a trustee and beneficiary of the J and G Revocable Trust.

(1) Represents (i) 98,151 shares owned by the J and G Revocable Trust and (ii) Jack Gosch Ford, Inc. Retirement Plan and Trust, which Ms. Gosch's spouse is a trustee and beneficiary.

CUSIP No.  42352 P 10 0                                            Page 8 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Jack Gosch Ford, Inc. Retirement Plan and Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):          PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       California


NUMBER OF SHARES          7.       SOLE VOTING POWER:                      9,965
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                     0

                          9.       SOLE DISPOSITIVE POWER:                 9,965

                          10.      SHARED DISPOSITIVE POWER:                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,965

12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            1.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO

CUSIP No.  42352P 10 0                                             Page 9 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Brudin Family Trust dated October 27, 1986

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       California

NUMBER OF SHARES          7.       SOLE VOTING POWER:                     74,158
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH


                          8.       SHARED VOTING POWER:                     0

                          9.       SOLE DISPOSITIVE POWER:                74,158

                          10.      SHARED DISPOSITIVE POWER:                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         74,158

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO

CUSIP No.  42352P 10 0                                            Page 10 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         John B. Brudin*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                       0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                  74,158*

                          9.       SOLE DISPOSITIVE POWER:                  0

                          10.      SHARED DISPOSITIVE POWER:             74,158*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         74,158*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           9.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

*John B. Brudin is a trustee and beneficiary to the Brudin Family Trust.

CUSIP No.  42352P 10 0                                            Page 11 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Patricia L. Brudin*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                    0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                  74,158*


                          9.       SOLE DISPOSITIVE POWER:                0


                          10.      SHARED DISPOSITIVE POWER:             74,158*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         74,158*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN


*Patricia L. Brudin is a trustee and beneficiary to the Brudin Family Trust.

CUSIP No.  42352 P 10 0                                           Page 12 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Record Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)


3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       Citizenship or Place of Organization:       California

NUMBER OF SHARES          7.       SOLE VOTING POWER:                     52,561
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                     0

                          9.       SOLE DISPOSITIVE POWER:                52,561

                          10.      SHARED DISPOSITIVE POWER:                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    52,561

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO

CUSIP No.  42352 P 10 0                                           Page 13 of 26

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Ella Mae Record*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                    52,561*
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                     0

                          9.       SOLE DISPOSITIVE POWER:               52,561*

                          10.      SHARED DISPOSITIVE POWER:                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         52,561*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

*Ella Mae Record is the trustee and beneficiary of the Record Trust.

CUSIP No.  42352 P 10 0                                           Page 14 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Eric J. Gosch


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States


NUMBER OF SHARES          7.       SOLE VOTING POWER:                      1,586
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                   9,965*

                          9.       SOLE DISPOSITIVE POWER:                 1,586

                          10.      SHARED DISPOSITIVE POWER:              9,965*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         11,551*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               1.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN


 *Represents 9,965 shares owned by the Jack Gosch Ford, Inc. Retirement Plan and Trust.

CUSIP No.  42352 P 10 0                                           Page 15 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         E. Kenneth Hyatt


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                    30,729*
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                     0

                          9.       SOLE DISPOSITIVE POWER:               30,729*

                          10.      SHARED DISPOSITIVE POWER:                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           30,729*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               3.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN


     *Represents 26,729 shares owned by the Hyatt Family Trust and 4,000 shares owned by the Hyatt Consulting Defined Benefit Plan.

CUSIP No.  42352 P 10 0                                           Page 16 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alan H. Lewis


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                        250
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                       0

                          9.       SOLE DISPOSITIVE POWER:                   250

                          10.      SHARED DISPOSITIVE POWER:                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         250

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              *%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN


     *Represents less than 0.1%

CUSIP No.  42352 P 10 0                                           Page 17 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John J. McDonough


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                    11,131*
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                   8,970*

                          9.       SOLE DISPOSITIVE POWER:               11,131*

                          10.      SHARED DISPOSITIVE POWER:              8,970*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         20,101*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               2.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN


     *Represents 7,360 shares owned by the McDonough Family Trust, 1,610 shares owned by the Ann McDonough IRA, Mr. McDonough's spouse, and 11,131 shares owned by the John McDonough IRA.

CUSIP No.  42352 P 10 0                                           Page 18 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joseph D. Pehl


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                     7,284*
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                      0

                          9.       SOLE DISPOSITIVE POWER:                7,284*

                          10.      SHARED DISPOSITIVE POWER:                 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         7,284*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              0.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN


     *Represents  5,054 owned by the Pehl Trust and 2,230 shares owned by Joseph
D. Pehl Keogh Retirement Account.

CUSIP No.  42352 P 10 0                                           Page 19 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kevin R. Farrenkopf


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                     1,500*
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                     0

                          9.       SOLE DISPOSITIVE POWER:                1,500*

                          10.      SHARED DISPOSITIVE POWER:                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,500*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             0.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN


     *Includes options to purchase 1,000 shares exercisable within 60 days.

CUSIP No.  42352 P 10 0                                           Page 20 of 26


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
             Catherine A. Frei


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

NUMBER OF SHARES          7.       SOLE VOTING POWER:                     3,901*
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

                          8.       SHARED VOTING POWER:                     0

                          9.       SOLE DISPOSITIVE POWER:                3,901*

                          10.      SHARED DISPOSITIVE POWER:                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,901*

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               0.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

     *Includes options to purchase 2,900 shares exercisable within 60 days.

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 2 relates to shares of common stock, no par value, of Hemet Bancorp, a California corporation (the "Issuer"). The principal executive office of the Issuer is 3715 Sunnyside Drive, California 92506.

ITEM 2.  INDENTITY AND BACKGROUND

     This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on May 5, 2002 and as amended on May 24, 2002 by (1) James B. Jaqua; (2) Marilyn Susanne Jaqua; (3) the Jaqua Trust dated November 8, 1989 ("Jaqua Trust") of which James B. Jaqua and Marilyn Susanne Jaqua are the trustees and beneficiaries; (4) J and G Revocable Trust dated May 2, 1989 ("J and G Trust") of which Jack E. Gosch and Gwyneth A. Gosch are trustees and beneficiaries; (5) Jack Gosch Ford, Inc. Retirement Plan and Trust of which Jack Gosch and Eric Gosch are trustees; (6) Brudin Family Trust dated October 27, 1986 ("Brudin Trust") of which John B. Brudin and Patricia L. Brudin are trustees and beneficiaries; and (7) the Record Trust of which Ella Mae Record is the trustee and beneficiary to add additional reporting persons, who have joined the "group," (8) Eric J. Gosch; (9) E. Kenneth Hyatt; (10) Alan H. Lewis; (11) John J. McDonough; (12) Joseph D. Pehl;
(13) Kevin R. Farrenkopf; and (14) Catherine A. Frei (collectively, the "Reporting Persons").

     Eric J. Gosch is a director of the Issuer and President of Inland Chevrolet, Inc. and Rancho Ford, Inc. E. Kenneth Hyatt is a director of the Issuer and the Executive Vice President of Corporate Development for Talbot Insurance and Financial Services, Inc. Alan H. Lewis is a director of the Issuer and Assistant Dean of the A. Gary Anderson Graduate School of Management, University of California, Riverside. John J. McDonough is a director of and consultant to the Issuer. Joseph D. Pehl is a director of the Issuer and President, Cornell Consulting, Inc. Kevin R. Farrenkopf is an Executive Vice-President of the Issuer and President of the Bank of Hemet. Catherine A. Frei is the Executive Vice President, Chief Financial Officer of the Issuer.

     The business address for each of the additional Reporting Persons is 3715 Sunnyside Drive, Riverside, CA 92506.

     During the past five years, none of the Reporting Persons or, to their knowledge, any person listed on Exhibit A-1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Eric J. Gosch, E. Kenneth Hyatt, Alan H. Lewis,  John J. McDonough,  Joseph
D. Pehl, Kevin R. Farrenkopf and Catherine A. Frei are United States citizens.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons each paid for their shares of common stock with private funds.

ITEM 4.  PURPOSE OF TRANSACTION

     As previously reported on Schedule 13D and as amended in Amendment No. 1 to
Schedule 13D, the Reporting Persons have formed a "group" for the purpose of reorganizing Hemet Bancorp to qualify as a Subchapter S corporation. Eric J. Gosch, E. Kenneth Hyatt, Alan H. Lewis, John J. McDonough and Joseph D. Pehl are directors and Kevin R. Farrenkopf and Catherine A. Frei are executive officers of the Issuer and, in addition, they all have joined the group. The Reporting Persons are amending the prior reports to add these additional persons to the group, to update information and information inadvertently omitted on the original Schedule 13D filing.

     To qualify to make an election under Subchapter S of the Internal Revenue Code, Hemet Bancorp would need to reduce its exiting shareholder base to no more than 75 shareholders. In addition, assuming consummation of the reorganization, it is expected that Hemet Bancorp would no longer be a public reporting company with the Securities and Exchange Commission nor quoted upon the OTC Bulletin Board. By electing to become a Subchapter S corporation and no longer being subject to the reporting requirements of the Securities and Exchange Commission, Hemet Bancorp would substantially eliminate its corporate level income tax liability and eliminate expenses associated with being a public company.

     The Issuer filed its Definitive Proxy Statement and related Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission. On July 31, 2002, the Issuer mailed a Notice, Proxy Statement and Proxy to its shareholders for a special meeting to be held on September 4, 2002 to approve the reorganization through a Plan and Agreement of Merger with Hemet Financial Group, Inc. Under the terms of the Plan and Agreement of Merger, Hemet Financial Group, Inc. will merge with and into Hemet Bancorp and the separate existence of Hemet Financial Group, Inc. will cease. Hemet Bancorp will be the surviving corporation in the merger. Further, under the Plan and Agreement of Merger, there will be no changes to the Board and management of Hemet Bancorp or to its articles of incorporation or bylaws. A further description of the terms of the merger is set forth in the Issuer's Proxy Statement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The percentages set forth in this Item 5 are based on the Proxy Statement for the special meeting to be held on September 4, 2002 filed by the issuer which stated that as of July 15, 2002, there were 806,170 shares of common stock outstanding. As of July 31, 2002, each of the Reporting Persons had power to vote or disposed of the shares of common stock as follows:


                            Shares                                                                         Shared
                         Beneficially                 Sole Voting     Shared Voting        Sole         Dispositive
      Shareholder           Owned      Percentage        Power            Power         Dispositive        Power
                                                                                           Power

James B. Jaqua           167,914       20.8%         14,966          152,948          14,966           152,948

Marilyn Susanne Jaqua    167,914       20.8%         5,967           161,947          5,967            161,947

Jaqua Trust              146,981       18.2%         146,981         0                146,981          0

J and G Trust            98,151        12.2%         98,151          0                98,151           0

Jack E. Gosch            108,116       13.4%         0               108,116          0                108,116

Gwyneth A. Gosch         108,116       13.4%         0               108,116          0                108,116

Jack Gosch Ford, Inc.
Retirement Plan and
Trust                    9,965         1.2%          9,965           0                9,965            0

Brudin Trust             74,158        9.2%          74,158          0                74,158           0

John B. Brudin           74,158        9.2%          0               74,158           0                74,158

Patricia L. Brudin       74,158        9.2%          0               74,158           0                74,158

Record Trust             52,561        6.5%          52,561          0                52,561           0

Ella Mae Record          52,561        6.5%          52,561          0                52,561           0

Eric J. Gosch            11,551        1.4%          1,586           9,965            1,586            9,965

E. Kenneth Hyatt         30,729        3.8%          30,729          0                30,729           0

Alan H. Lewis            250           0%            250             0                250              0

John J. McDonough        20,101        2.5%          11,131          8,970            11,131           8,970

Joseph D. Pehl           7,284         0.9%          7,284           0                7,284            0

Kevin R. Farrenkopf      1,500         0.2%          1,500           0                1,500            0

Catherine A. Frei        3,901         0.5%          3,901           0                3,901            0

The Reporting Persons, as a "group", beneficially hold in the aggregate 463,000 shares of common stock and options to purchase 5,100 shares of common stock, which represents approximately 57.7% of the outstanding common stock.

(c) None of the Reporting Persons entered into transactions involving the issuer's of common stock within the past 60 days of this Amendment No. 2. Prior to the original filing of the Schedule 13D, on April 11, 2002, James B. Jaqua gifted 40 shares to a charity. On April 11, 2002, the average of the high and low price per share was $53.

(d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        See Items 4 and 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following exhibits are filed herewith:

              A-1.  Joint Filing Agreement dated July 31, 2002
              B-1.  Power of Attorney dated July 31, 2002
              C. Plan and Agreement of Merger between Hemet Financial Group, Inc. and Hemet Bancorp (Incorporated by reference to Exhibit
                    2.1 to Hemet Bancorp's Form 8-K dated May 23, 2002 and filed with the Commission on May 23, 2002.)

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2002

/s/ James B. Jaqua
__________________________________
James B. Jaqua, an individual


/s/ Marilyn Susanne Jaqua
__________________________________*
Marilyn Susanne Jaqua, an individual



JAQUA TRUST DATED NOVEMBER 8, 1989

/s/ James B. Jaqua                           /s/ Marilyn Susanne Jaqua
__________________________________           __________________________________*
James B. Jaqua, Trustee                      Marilyn Susanne Jaqua, Trustee



J AND G REVOCABLE TRUST DATED MAY 2, 1989

/s/ Jack E. Gosch                            /s/ Gwyneth A. Gosch
__________________________________*          __________________________________*
Jack E. Gosch, Trustee                       Gwyneth A. Gosch, Trustee


/s/ Jack E. Gosch
__________________________________*
Jack E. Gosch, an individual


/s/ Gwyneth A. Gosch
__________________________________*
Gwyneth A. Gosch, an individual



JACK GOSCH FORD, INC. RETIREMENT PLAN AND TRUST

/s/ Jack E. Gosch                            /s/ Eric Gosch
__________________________________*          __________________________________*
Jack E. Gosch, Trustee                       Eric Gosch, Trustee



BRUDIN FAMILY TRUST DATED OCTOBET 27,1986

/s/ John B. Brudin                           /s/ Patricia L. Brudin
__________________________________*          __________________________________*
John B. Brudin, Trustee                      Patricia L. Brudin, Trustee

/s/ John B. Brudin
__________________________________*
John B. Brudin, an individual


/s/ Patricia L. Brudin
__________________________________*
Patricia L. Brudin, an individual



Record Trust

/s/ Ella Mae Record
__________________________________*
Ella Mae Record, Trustee


/s/ Ella Mae Record
__________________________________*
Ella Mae Record, an individual




     * Pursuant to a Power of Attorney dated April 29, 2002 filed with the
Schedule 13D.

/s/ Eric J. Gosch
__________________________________
Eric J. Gosch, an individual



/s/ E. Kenneth Hyatt
__________________________________
E. Kenneth Hyatt, an individual



/s/ Alan H. Lewis
__________________________________
Alan H. Lewis, an individual



/s/ John J. McDonough
__________________________________
John J. McDonough, an individual



/s/ Joseph D. Pehl
__________________________________
Joseph D. Pehl, an individual



/s/ Kevin R. Farrenkopf
__________________________________
Kevin R. Farrenkopf, an individual


/s/ Catherine A. Frei
__________________________________
Catherine A. Frei, an individual

                                   EXHIBIT A-1

                             JOINT FILING AGREEMENT

The  undersigned  agree  that the  foregoing  Amendment  No. 2 to  Statement  of
Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  July 31, 2002




/s/ Eric J. Gosch
__________________________________
Eric J. Gosch, an individual



/s/ E. Kenneth Hyatt
__________________________________
E. Kenneth Hyatt, an individual



/s/ Alan H. Lewis
__________________________________
Alan H. Lewis, an individual



/s/ John J. McDonough
__________________________________
John J. McDonough, an individual



/s/ Joseph D. Pehl
__________________________________
Joseph D. Pehl, an individual



/s/ Kevin R. Farrenkopf
__________________________________
Kevin R. Farrenkopf, an individual


/s/ Catherine A. Frei
__________________________________
Catherine A. Frei, an individual

                                   EXHIBIT B-1

                                POWER OF ATTORNEY

     Eric J. Gosch, E. Kenneth Hyatt, Alan H. Lewis,  John J. McDonough,  Joseph
D. Pehl, Kevin R. Farrenkopf and Catherine A. Frei each appoint James B. Jaqua and Catherine A. Frei, and each of them, as attorney-in-fact to file with Hemet Bancorp, the Securities Exchange Commission, exchanges and regulatory authorities, any and all Schedules 13D and documents relating thereto required to be filed under the Securities Exchange Act of 1934 including exhibits, attachments and amendments thereto. I hereby grant to said attorney- in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorney-in-fact may lawfully do by virtue hereof.

Dated:  July 31, 2002


/s/ Eric J. Gosch
__________________________________
Eric J. Gosch, an individual



/s/ E. Kenneth Hyatt
__________________________________
E. Kenneth Hyatt, an individual



/s/ Alan H. Lewis
__________________________________
Alan H. Lewis, an individual



/s/ John J. McDonough
__________________________________
John J. McDonough, an individual



/s/ Joseph D. Pehl
__________________________________
Joseph D. Pehl, an individual



/s/ Kevin R. Farrenkopf
__________________________________
Kevin R. Farrenkopf, an individual


/s/ Catherine A Frei
__________________________________
Catherine A. Frei, an individual